THIS EMPLOYMENT CONTRACT (the “Agreement”) is entered into as of July 1, 2005

BETWEEN:

CHALK INC., having a business office at Suite 540 – 1921 Gallows Road, Vienna, Virginia 22182

(herein called the “Company”)

AND

JIM SPEROS, of 10844 Patowack Drive, Great Falls, Virginia 22066

(herein called “Speros”)

WHEREAS:

A.	The Company is engaged in the business of selling and licensing eLearning solutions and software in the United States;

B.	In order to achieve its corporate and business objectives, the Company desires to hire Speros as a senior executive on the terms contained in this Agreement; and

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.

Term. This Agreement shall be effective from July 1, 2005 and shall continue in force through to the 30th day of June, 2007 unless terminated in accordance with the provisions of this Agreement. Speros’s employment with the Company shall continue after the 30th day of June, 2007 from year to year on the same terms as contained herein, except that either party may terminate this Agreement upon not less than three (3) months’notice.

2.

Titles and Duties. Speros shall perform diligently and conscientiously those duties as are customarily rendered by and required of a senior executive subject always to the supervision and direction of the Board of directors, including, without limitation:

(a)	hold the title of President and Chief Executive Officer at the pleasure of the Board of Directors;
(b)	subject to the directions and supervision of the Board of Directors manage and direct the Company’s operations and affairs;
(c)	due to the start-up nature of the Company’s operations at the commence of this Agreement, initially serve as both Human Resources Manager and Sales and Marketing Manager;
(d)	co-ordinate all communications between the Company and its parent Chalk Media Corp. for the organization and development of the Company’s operations;
(e)	create and communicate a vision for the Company’s future based on the strong foundation of Chalk Media Corp.;
(f)	direct the development of action plans and budgets that drive and support all and any efforts that meet the visionary goal;
(g)	direct all fundraising initiatives approved by the Company’s Board of Directors;
(h)	define measurable goals that develop and enhance processes, systems and practices and provide the means and resources needed to accomplish the goals for the Company;
(i)

promote and publish the Company and its activities by means of building and sustaining relationships with customers, suppliers, and organizations important to the Company and its' potential for growth;

(j)	provide overall leadership and direction for the Company while establishing a positive work environment for all employees;
(k)	review all capital equipment requests and control the approval process;
(l)	report results of activities to the Board of Directors and preside over meetings of the Board and stockholders;

Responsibilities specific to the role as Human Resources Manager for Chalk Inc. will be as follows:

(m)	review and monitor organizational development;
(n)	assist in the defining of individual responsibilities;
(o)	ensure fair and equitable treatment for all employees, including the issues of discrimination and harassment. Create a strong company culture that parallels Chalk Media Corp.’s;
(p)	oversee all employee evaluations;
(q)	oversee the recruiting, hiring and firing of all employees;
(r)

recommend and arrange for recognition, awards, or presentations resulting from noteworthy achievement of individual, teams, departments, division, or the whole Company, consistent with the Chalk Media Corp. model;

Responsibilities specific to the role as Sales and Marketing Manager will be as follows:

(s)	provide directions and supervision of the Company’s Chief Marketing Officer;
(t)	direct and monitor the development and implementation of the market entry strategy for the Company;
(u)	direct and monitor the development and function of the Company’s Business Development and Project Management teams;
(v)	direct and monitor the delivery/installation of all elements of customer contracts to 100% satisfaction of customers;
(w)	providing information and assistance to the Company’s Board of Directors; and
(x)	such other duties as the Company’s Board of Directors may reasonably require, including but not limited to performing duties either for the Company or any of its present or future subsidiaries

(collectively and individually the “Duties”).

3.

Exclusive Employment. Subject to normal and reasonable absence for reasons of illness, accident and/or incapacity, Speros shall devote his attention and energies to the business of the Company on a full time basis and shall not while this Agreement is in effect, be engaged in any other business activity, excepting only those activities set out in Schedule “A” attached hereto, whether or not such business activity is pursued for gain, profit or other pecuniary advantage. With prior written approval of the Board of Directors of the Company, such approval not to be unreasonably withheld or delayed, Speros may serve on the boards of directors of other companies.

4.

Change of Duties. The Company has, in its sole discretion, the right from time to time to set or alter the Duties where such variation shall not materially affect the Duties and where such variation shall not result in the reassignment of Speros to a new location outside of the Washington D.C. area.

5.

Compensation. During the term of his employment, Speros will be paid a base salary on the first and fifteenth day of each month at an annual rate of US$180,000.00 (the “Base Salary”), subject to increase from time to time by the Board of Directors of the Company. In addition, Speros will be entitled to the following stock options in the Company’s parent, Chalk Media Corp.:

Options to purchase 500,000 common shares of Chalk Media Corp. exercisable at a price equal to the closing price of the Chalk Media’s common shares upon the signing and public dissemination of this Agreement and the closing of a concurrent private placement by Chalk Media for US$1,700,000. Such options shall vest in four equal tranches, with 25% vesting on the date of grant and every six months thereafter.

The above prices and vesting schedules for the foregoing options shall be subject to approval of any stock exchange on which the shares of Chalk Media Corp. are listed and any other regulatory body with jurisdiction over Chalk Media Corp..

6.	Bonus. In addition to the Base Salary, Speros shall be eligible for a performance bonus set out in Schedule “B” attached hereto.

7.

Expenses. The Company shall reimburse Speros for all reasonable expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s customary requirements with respect to reporting and documentation of such expenses.

8.

Benefits and Automobile. Speros shall be entitled to participate in all of the Company’s employee benefit programs including medical insurance for which senior executive employees of the Company are generally eligible, such benefit programs are subject to change from time to time. In addition, the Company shall provide Speros with an automobile allowance of $400.00 per month and a cell phone allowance of $250.00 per month. The Company shall pay for the cost of Jim’s term life insurance and disability insurance estimated to be a total of $300 to $400 per year.

9.	Vacation. Speros shall be entitled to a vacation period each year of four weeks, during which time his compensation shall continue to be paid in full.

10.

Disability. The Company shall have the right to terminate this Agreement upon Speros’s death or total permanent disability, as defined herein. For the purposes of this Agreement, the phrase “total permanent disability” shall mean the inability of Speros to perform his duties hereunder for a continuous period of more than six months, such determination to be made by the Company in its sole discretion.

11.	Cause. The Company may, pursuant to the following procedure, discharge Speros for good cause. For the purposes hereof, the term “cause” includes, but is not limited to:

(a) Speros’s (i) fraud, felonious conduct or dishonesty or (ii) willful misconduct or gross negligence in the performance of his duties hereunder; or

(b) Speros’s breach of any material provision of this Agreement where such breach is not cured by Speros within a twenty-one day period after notice by the Company.

Upon the occurrence of what the Company believes to be good cause, the Company shall give Speros written notice of the reason or cause for discharge twenty-one days prior to the proposed date of discharge, which shall be effective on such date.

12.

Confidential Information. Speros shall not disclose or appropriate to his own use, or to the use of any third party, at any time before or after termination of this Agreement, any confidential information (the “Confidential Information”) of the Company or any of the Company's affiliates or subsidiaries of which Speros becomes informed while engaged by the Company, whether or not developed by Speros, except as strictly required in connection with Speros's performance of his employment duties, or as required by a governmental authority. Confidential Information shall include, but not be limited to, information pertaining to customer lists, pricing, contract terms, products, services, production and operating methods and procedures, and financial information. Upon termination of this Agreement, Speros shall promptly deliver to the Company all manuals, letters, notes, notebooks, reports, disks and all other materials containing the Confidential Information or Speros’s analysis of same that are under his control.

13.

Intellectual Property. The Company shall own all title, intellectual property rights, copyright, moral rights, trademarks and patents in and to all work product conceived, produced or worked on by the Speros (collectively the “Work Product”) for or in relation to the business of the Company or any affiliate or subsidiary while employed by the Company. Speros hereby waives and assigns to the Company any and all intellectual property rights including moral rights, copyright, trademarks, and patent rights at law or otherwise that Speros has in the Work Product. Speros will in no event be entitled to claim title or ownership interest in the Work Product. Further, Speros will execute any documentation reasonably required by the Company to memorialize Company’s existing and continued ownership or rights to the Work Product.

14.

Inventions and Discoveries. Speros shall disclose promptly to the Company, any and all inventions, discoveries and improvements conceived or made by Speros while employed by the Company and related to the business or activities of the Company or any of its subsidiaries or affiliates, and hereby assigns and agrees to assign all his interest therein to the Company or its nominee. Whenever requested to do so by the Company, Speros shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain Letters Patent of the United States, Canada, or any foreign country or to protect otherwise the Company's interest therein.

15.

Non-Solicitation of Employees. Speros shall not, during the eighteen (18) month period following the termination of this Agreement, regardless of the reason therefore, solicit any person then employed by the Company or appointed as a representative of the Company to join Speros as a partner, co-venturer, employee, investor or otherwise, in any substantial business activity whatsoever.

16.

Non-Solicitation of Clients. Speros shall not, during the eighteen (18) month period following the termination of this Agreement, regardless of the reason therefore, solicit, induce, aid or suggest to any customer of the Company to leave or terminate its customer relationship as may exist during such the eighteen (18) month period. Furthermore, Speros shall not, within the eighteen (18) month period following the termination of this Agreement, directly contract with any client of the Company to perform tasks which are in direct competition with the services and products provided to that client by the Company.

17.

Non-Competition. While this Agreement is in effect and for a period of the eighteen (18) months after the termination of this Agreement, Speros shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, own, operate, control, assist, or participate in any business that is in direct competition with the business of the Company in the United States. The foregoing prohibitions shall not apply to ownership by Speros of less than five percent (5%) of the issued or outstanding stock of any company whose shares are listed for trading over any public exchange or the over-the-counter market provided that Speros does not control any such company.

18.

Injunctive Relief. Speros expressly agrees and acknowledges that any breach or threatened breach of him by paragraphs 12, 13, 14, 15, 16 and 17 herein, and each of them, will cause irreparable damage to the Company, for which monetary damages will be an inadequate remedy, and that the damages flowing from such breach are not readily susceptible to being measured in monetary terms. Accordingly, in addition to all of the Company’s rights and remedies under this Agreement, including, but not limited to, the right to recovery of monetary damages from Speros, the Company shall be entitled to seek an issuance by any court of competent jurisdiction of temporary, preliminary and permanent injunctions, without bond, enjoining any such breach or threatened breach by Speros.

19.

Reasonable Terms. The Company has bargained for the covenants set forth in this Agreement in consideration for the experience, knowledge and information Speros will gain and the substantial compensation Speros will earn under this Agreement. Speros acknowledges that the covenants set forth in this Agreement will not in any way preclude Speros, upon termination of this Agreement, from engaging in a lawful profession, trade or business.

20.	Place of Performance. It is contemplated that Speros shall perform his principal duties in the greater Washington D.C. area, except for temporary or emergency assignments.

21.	Company Reputation. Speros agrees that he will at no time take any action or make any statement that could discredit the reputation of the Company or its products or services. Further, Speros will use his reasonable commercial best efforts in performing the terms of this Agreement and will act in a loyal and trustworthy manner.

22.

Governing Law. This Agreement shall be subject to and governed by the laws applicable in the State of Virginia, United States of America, irrespective of the fact that Speros may become a resident of a different state.

23.

Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and Speros and their respective heirs, legal representatives, executors, administrators, successors and assigns.

24.

Severability. If any portion or portions of this Agreement shall be, for any reason, invalid or unenforceable, the remaining portion or portions shall nevertheless be valid, enforceable and carried into effect, unless to do so would clearly violate the present legal and valid intention of the parties hereto.

25.	Survival. Paragraphs 12, 13, 14, 15, 16 and 17 shall survive and continue in full force in accordance with their terms notwithstanding any termination of this Agreement.

26.	Headings. The headings of this Agreement are inserted for convenience only and are not to be considered in construction of the provisions hereof.

27.

Assignment. This Agreement is personal between the Company and Speros, and may not be assigned by either party, except the Company shall have the right to assign this Agreement, and all of the rights under it, to any subsidiary or affiliate of the Company without Speros’ prior consent.

28.

This Agreement contains the entire contract of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, including, without limitation, agreements or understandings between Speros and the Company or Speros and a subsidiary of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

CHALK INC.

/s/ “Jim Speros” /s/	Per:	/s/ “signed” /s/
JIM SPEROS		Authorized Signatory

SCHEDULE “A”

Speros may continue to perform the following activities during the term of this Agreement;

1.	Consultant to, and Director and Vice-Chairman of, Braintech Inc. – spending approximately 65 – 80 hours per month.

2.	Director and member of Executive Committee for National Capital Golf Ventures, LLC.

3.	Director and Partner of American Baseball Capital, LLC.

SCHEDULE “B”

Speros shall be eligible for the following performance bonus:

1.           A shared bonus amount (the “Bonus”) equal to Two Percent (2%) of the Company’s revenues from the sale or licensing of eLearning solutions under contracts signed during the period from July 1, 2005 to June 30, 2006. The Bonus will be allocated between and paid out to Jim Speros and Rick Weidinger as they may agree, and if they cannot agree, as determined by Grant Sutherland. The Bonus will be payable by the Company within 90 days of June 30, 2006. Notwithstanding the foregoing, the Bonus shall be reduced and become repayable by Jim Speros and Rick Weidinger to the extent the sales or licensing contracts used to calculate the Bonus are cancelled by customers or Company does not collect on invoices issued in respect of such contracts within 90 days of issuing such invoices.

2.           In respect of the bonus payable in each 12 month period after June 30, 2006, the parties agree to review in good faith the above bonus formula and terms, and to make such adjustments as they agree are fair and equitable. If the parties fail to agree on any adjustments, the performance bonus in subsequent periods shall be determined as provided above except the dates shall be adjusted to correspond to each such subsequent period.